STW Resources Holding, Corp.
619 W. Texas Ave., Ste 126
Midland, TX 79701

November 1, 2013
Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          STW Resources Holding Corp.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012 (the"Report")
Filed October 18, 2013
File No. 0-52654

Dear Ms. Thompson,

This letter is provided in response to your letter dated October 22, 2013 regarding the above-referenced filings of STW Resources Holding Corp. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

General

1.
We note that, on September 26, 2013, you issued a press release, but not a current report on Form 8-K, announcing that you closed on $2,000,000 expansion capital funding for your Oilfield Construction Division, funded by Joshua Brooks, your recently-named vice president of operations through a Revenue Participation Note, an Operating Credit Line and Credit Facilities.  Please tell us whether you plan to disclose this information, as appropriate, in your next Quarterly Report on Form 10-Q.  If you do not plan to provide this disclosure, please tell us why.

RESPONSE:

As mentioned in our response letter to you dated October 18, 2013, on October 29, 2013, we filed a Current Report on Form 8-K to, among other things, disclose our transactions with Mr. Brooks, as well as other events required to be included on such Report.  Due to capital constraints, we were unable to timely file all of our periodic reports, but are working towards curing that deficiency.  We shall also include information about the transaction with Mr. Brooks in our Quarterly Report on Form 10-Q, as appropriate.

2.
We note your response to comment 6 in our letter dated September 13, 2013.  With a view towards improving future disclosure, please clarify for us whether there are  any relationships discloseable pursuant to Item 404 of Regulation S-K among Mssrs. Weiner and Maddox; Black Pearl Energy, LLC; Black Wolf Enterprises, LLC; and Lone Wolf Resources, LLC, including any ownership interests.  To the extent there are such relationships, please describe them.

RESPONSE:

As mentioned in our response letter to you dated  October 18, 2013, we sought to unwind the transaction with Black Pearl Energy, LLC ("BPE").  On October 14, 2013, BPE signed the related rescission agreement, pursuant to which BPE agreed to cancel all shares owed to them under the Exchange Agreement and to unwind the transaction in its entirety; as part of the cancellation, we shall not be required to issue any shares to BPE, nor pay them any other compensation and BPE shall indemnify the Company from any and all potential liabilities associated with or arising out of Black Pearl's business.  As a result, the Company no longer has any dealings with BPE or Black Wolf.

Disclosure related to BPE that we included in our previous filings did state that Stan Weiner and Lee Maddox, the Company’s Chief Executive Officer and Chief Operating Officer, controlled BPE, but we recognize that it did not include their specific ownership interest in BPE.  Stan Weiner, Lee Maddox and Grant Seabolt (the Company's outside legal counsel and one of its directors) own a 45%, 45% and 10% ownership interest, respectively, in BPE.  Based on their ownership in BPE, they were each entitled to that same percentage of the shares the Company was going to issue to BPE pursuant to the Black Wolf transaction, but were not otherwise entitled to any compensation related to that specific transaction.  As the Black Wolf transaction is being unwound, neither BPE, Stan Weiner, Lee Maddox or Grant Seabolt are entitled to any of the shares that were going to be issued pursuant thereto and accordingly, we do not believe it is necessary at this time to include any disclosure regarding their ownership of BPE in our SEC Reports. If the Company conducts any other business with BPE, we will include the required disclosure as appropriate.

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We also hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Sincerely,
STW Resources Holding Corp.

/s/ Stanley Weiner
Stanley Weiner
Chief Executive Officer